SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Amendment #6

American Financial Group, Inc.
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(Name of Issuer)

Common Stock, No Par Value
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(Title of Class of Securities)

025932 10 4
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(CUSIP Number)

Karl J. Grafe, Esq.
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2540
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 18, 2007
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [    ]

Page 1 of 5 Pages

CUSIP NO. 025932 10 4 13D Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

Keith E. Lindner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

2,086,699

8	SHARED VOTING POWER

2,837,991

9	SOLE DISPOSITIVE POWER

2,086,699

10	SHARED DISPOSITIVE POWER

3,704,817

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

5,791,516

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%

14	TYPE OF REPORTING PERSON*

IN

Item 1.   Security and Issuer.

     This Amendment to Schedule 13D is filed on behalf of Keith E. Lindner relative to the no par value Common Stock ("Common Stock") issued by American Financial Group, Inc. (referred to herein as "AFG"). Items not included in this Amendment are either not amended or are not applicable.

     The principal executive offices of AFG are located at One East Fourth Street, Cincinnati, Ohio 45202.

Item 4.   Purpose of Transaction.

Item 4 is amended to include the following:

On July 18, 2007, the Reporting Person entered into an agreement pursuant to which he transferred dispositive power over 1,152,009 shares of AFG Common Stock, held in a limited liability company, to a third party. As a result, the Reporting Person has ceased to be the beneficial owner of more than five percent of a class of AFG equity voting securities. Consequently, no further filings on Schedule 13D will be made unless such ownership level is exceeded.

Item 5.   Interest in Securities of the Issuer.

     As of July 18, 2007, the Reporting Person beneficially owned 5,791,516 shares (or approximately 4.9% of the outstanding shares) of AFG Common Stock, which amount includes 2,831,547 shares held in a trust over which he shares voting and dispositive power, 5,422 shares held in a trust over which his spouse shares voting and dispositive power, 511 shares held in a trust over which he shares voting and dispositive power, 511 shares held in a trust over which his spouse shares voting and dispositive power, 866,826 shares held in trust over which his wife holds dispositive power, 338 shares held in the Issuer's retirement plan over which shares he holds voting and dispositive power, and 2,086,361 shares which are held in various trusts for the benefit of certain relatives, over which Mr. Lindner has sole voting and dispositive power but no financial interest.

     As of July 18, 2007, and within the prior 60-day period, other than as reported herein, the Reporting Person did not acquire or dispose of shares of AFG Common Stock.

Item 7.   Material to be filed as Exhibits.

     (1) Power of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:   July 20, 2007
Karl J. Grafe
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Karl J. Grafe, As Attorney-in-Fact for:
Keith E. Lindner

POWER OF ATTORNEY
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     I, Keith E. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Sections 13(d), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November 1997.
/s/ Keith E. Lindner
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Keith E. Lindner